[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS]
                                                             CHRISTOPHER W. CARR
                                                                  DANIEL W. CARR
                                                                  JOHN J. COATES
                                                                 KEVIN M. COATES
                                                                    H. ALAN DILL
                                                                  ROBERT A. DILL
455 SHERMAN STREET, SUITE 300                                     THOMAS M. DUNN
DENVER, COLORADO 80203                                         JOHN A. HUTCHINGS
PHONE: 303-777-3737                                               STEPHEN M. LEE
FAX: 303-777-3823                                              FAY M. MATSUKAGE*
                                                                  ADAM P. STAPEN
                                                                  JON STONBRAKER
                                                                 CRAIG A. STONER
DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.                    PATRICK D. TOOLEY
                                                        *Also licensed in Nevada




March 13, 2006


Michael Clampitt
Senior Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      WORLDWIDE STRATEGIES INCORPORATED
         AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM SB-2
         FILED ON FEBRUARY 28, 2006
         FILE NO. 333-129398

Dear Mr. Clampitt:

On behalf of Worldwide Strategies Incorporated (the "Company"), Amendment No. 5 to the registration statement on Form SB-2 is being filed.

The comments of the Staff in its letter dated March 8, 2006, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company's responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending two hard copies of this letter, together with two hard copies of the Amendment, marked to show all of the changes.

GENERAL

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NO. 2 THAT THE TRANSACTION BETWEEN THE COMPANY AND TOUCHSTAR HAS CLOSED. HOWEVER, IT IS OUR LONGSTANDING POSITION THAT THE SUBSEQUENT FILING OF A REGISTRATION STATEMENT CONSTITUTES A GENERAL SOLICITATION, WHICH PREVENTS THE COMPLETION OF A VALID PRIVATE PLACEMENT WITH RESPECT TO THOSE SHARES. PLEASE REVISE TO DELETE THE TOUCHSTAR SHARES FROM THE REGISTRATION STATEMENT, OR PROVIDE US WITH AUTHORITY TO SUPPORT THE RESALE OF THE SHARES UNDERLYING THIS TRANSACTION.

         RESPONSE:  Please see the Memorandum that is enclosed with this letter.

MANAGEMENT DISCUSSION AND ANALYSIS
PLAN OF OPERATIONS, PAGE 11

2. WE NOTE THAT YOU HAVE NOT SOLD ANY OF THE DEBENTURES WHICH ARE INTENDED TO BE USED TO FUND THE ACQUISITION OF CASCADE CALLWORKS. GIVEN THE PENDING CLOSING OF CASCADE CALLWORKS, PLEASE DISCLOSE YOUR PLAN TO FUND THE ACQUISITION IN THE EVENT THAT THE DEBENTURES ARE NOT SUFFICIENT TO MEET YOUR FINANCING NEEDS.

         RESPONSE:  Complied.  See page 12.

Michael Clampitt
Senior Attorney
Securities and Exchange Commission
March 13, 2006
Page 2



3. PLEASE REVISE YOUR DISCLOSURE TO INCLUDE A DISCUSSION OF THE BENEFICIAL CONVERSION FEATURE WHICH WILL RESULT FROM THE ISSUANCE OF YOUR CONVERTIBLE DEBENTURES. PLEASE REFER TO EITF 98-5.

         RESPONSE:  Complied.  See page 12.

NOTE 5:  LETTERS OF INTENT
TOUCHSTAR, PAGE F-12

4. WE NOTE THAT YOU HAVE ENTERED INTO A LETTER OF INTENT WITH TOUCHSTAR TO ACQUIRE A CERTAIN OWNERSHIP IN EACH OTHER. HOWEVER, THIS INFORMATION DOES NOT APPEAR TO BE CONSISTENT WITH OTHER STATEMENTS IN YOUR FILING. THE INFORMATION NOTED IN THE SECOND TO LAST PARAGRAPH ON PAGE 3 APPEARS TO REPRESENT THAT TOUCHSTAR HAS ALREADY ACQUIRED AN EQUITY INTEREST IN YOUR COMPANY. HERE AND ELSEWHERE IN THE DOCUMENT, PLEASE CLARIFY WEATHER OR NOT THIS INVESTMENT HAS OCCURRED.

         RESPONSE: TouchStar has been issued 2,000,000 shares of common stock in the Company. The number of shares outstanding reflects this issuance. We believe that the document consistently states that TouchStar has acquired an equity interest in the Company. [NOTE TO COLE - DO WE NEED A SUBSEQUENT EVENT FOOTNOTE TO THE FINANCIALS?]

NOTE 7: COMMITMENTS, PAGE F-13

5. WE NOTE THAT YOU HAVE A LEASE THAT EXPIRED ON FEBRUARY 28, 2006. PLEASE REVISE YOUR MD&A TO DISCUSS ANY NEW LEASE AGREEMENTS IN WHICH YOU HAVE ENTERED.

         RESPONSE: The month-to-month office lease arrangement is disclosed on page 21 and the agreement is filed as Exhibit 10.10 to the registration statement.

Please be advised that we are including a request to accelerate the effective date of this registration statement to March 14, 2006 or the earliest practicable date thereafter.

Sincerely,


/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Enclosures
Cc:      Worldwide Strategies Incorporated
         Cordovano and Honeck, LLP

================================================================================
                                   MEMORANDUM
================================================================================


TO:         SECURITIES AND EXCHANGE COMMISSION

FROM:       FAY M. MATSUKAGE

SUBJECT: WORLDWIDE STRATEGIES INCORPORATED - INTEGRATION OF PRIVATE PLACEMENT OF SHARES TO TOUCHSTAR

DATE:       MARCH 13, 2006

CC:         WORLDWIDE STRATEGIES INCORPORATED

--------------------------------------------------------------------------------

Worldwide Strategies Incorporated ("Worldwide") entered into a letter of intent with TouchStar Software Corporation ("TouchStar") on October 18, 2005. Worldwide filed a registration statement to register the resale of shares and warrant shares by selling shareholders on November 2, 2005. Worldwide completed the transaction with TouchStar on February 28, 2006.

Worldwide does not believe that the filing of the registration statement on November 2, 2005 constituted a general solicitation, thereby making the private placement exemption for the sale of shares to TouchStar unavailable. In a no-action letter issued to Black Box Incorporated (available June 26, 1990), and a subsequent clarification issued to the Squadron, Ellenoff law firm (available February 28, 1992), the SEC indicated that an issuer's filing of a registration statement subsequent to an offering which is otherwise exempt from registration under Section 4(2) does not destroy the exemption, so long as the private offering is completed before the filing.

Accordingly, the question is whether the offering made by Worldwide after November 2, 2005 is still exempt in light of the filing of the registration statement. The SEC has indicated that the pendency of a shelf registration would not prevent an exempt private offering from being done, so long as the security being privately offered had not been taken off the shelf for offering under the registration statement. (See the November 14, 2000 Current Issues and Rulemaking Projects outline by the Division of Corporation Finance at VIII.A.9. and Release Nos. 33-7856 and 34-42728, "Use of Electronic Media" at Note 10.) In Worldwide's case, the shelf registration statement covers the resale of common stock in the hands of selling shareholders, as well as underlying the exercise of warrants. This registration statement is for a different purpose and involves different sellers, when compared to the private offering made by Worldwide.

Worldwide entered into its agreement with TouchStar before the registration statement was filed. Worldwide did not use the registration statement to solicit TouchStar in connection with the placement of shares.